Sullivan & Worcester LLP                             T 202 775 1200
1666 K Street NW                                     F 202 293 2275
Washington, DC 20006                                 www.sandw.com



                                        January 20, 2010



VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                               Virtus Equity Trust
                         (Virtus Strategic Growth Fund)
                                 CIK 0000034273
                             (File No. 333-163916)

Ladies and Gentlemen:

     This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the "SEC") on January 14, 2010 and January 20, 2010, with respect to the registration statement on Form N-14 that was filed by Virtus Equity Trust (the "Trust") on December 22, 2009, relating to the reorganization of Virtus Capital Growth Fund, a series of the Trust, into Virtus Strategic Growth Fund, another series of the Trust. Where noted, changes, as applicable, have been made to the prospectus/information statement. Revised pages of the foregoing documents are attached.

         Set forth below is each comment and the Fund's response thereto.

1. Comment: Please confirm that the Registrant is relying on Rule 17a-8 in connection with the statement, at the bottom of page 6, that no shareholder approval is required for this transaction.

         Response: We confirm that the Registrant is relying on Rule 17a-8 in determining that shareholder approval is not required for this fund merger.

2. Comment: Please explain the reasons for keeping the smaller fund as the legal and accounting survivor consistent with the factors delineated in the North American Security Trust no-action letter.

         Response: The North American letter sets forth the following factors that should be analyzed when determining an accounting survivor: Funds should compare the attributes of the surviving fund and the predecessor fund to determine if the surviving fund closely resembles the predecessor. Funds should compare the investment advisers, investment objectives, policies and restrictions; expense structure and expense ratios; asset size and portfolio composition.

         The investment adviser for the Funds is identical. The subadviser for the surviving fund will remain the same as currently for the Strategic Growth Fund. The Funds' investment objectives and policies are substantially identical and the Funds' restrictions are substantially similar. As to portfolio composition, since the surviving fund will continue to be managed by SCM Advisors, LLC, it is the existing Strategic Growth Fund that most closely resembles the surviving fund following the merger. The surviving fund's expense structure is identical to that of both Funds, and the expense ratios of the combined fund are expected to be slightly lower than those currently for the Strategic Growth Fund. The subadviser and portfolio manager have managed Strategic Growth Fund since 2005 while Capital Growth Fund has changed subadvisers more recently; therefore, the performance of Strategic Growth Fund more accurately reflects the true performance of the subadviser using the investment strategy to be applied to the combined fund. Given these factors, we believe that Strategic Growth Fund is the appropriate surviving fund, its smaller asset size notwithstanding.

3. Comment: In the Expense Examples on page 10, the staff calculates some of the expenses as follows:


------------------------------------------------ ------------ ------------ ------------- -------------
                                                 1 Year       3 Years      5 Years       10 Years
------------------------------------------------ ------------ ------------ ------------- -------------
------------------------------------------------ ------------ ------------ ------------- -------------
Strategic Growth Class A                         $ 720        $ 1,025      $ 1,351       $ 2,273

------------------------------------------------ ------------ ------------ ------------- -------------
------------------------------------------------ ------------ ------------ ------------- -------------
Strategic Growth Pro Forma Class A                            $ 1,016      $ 1,336       $ 2,242

------------------------------------------------ ------------ ------------ ------------- -------------
------------------------------------------------ ------------ ------------ ------------- -------------
Strategic Growth Pro Forma Class B                                                       $ 2,376

------------------------------------------------ ------------ ------------ ------------- -------------


         Response: The expense examples have been modified to reflect the amounts as calculated by the staff.

4. Comment: The disclosure in the footnotes on page 10 states that the deferred sales charge for both Class B and Class C shares is imposed if an investment is redeemed before the end of the first year. However, the examples appear to show the imposition of the deferred sales charge during the second year. Please either correct the disclosure or the example for consistency.

         Response: Additional information has been added to the disclosures in the footnotes to clarify the calculation of the time periods for which the deferred sales charges will be imposed.

5. Comment: In the section "What will be the primary federal tax consequences of the Reorganization?" - please describe that there may be the possibility of the loss of capital loss carryover.

         Response: Language has been revised on page 19 to clarify the possibility of the loss of the capital loss carryovers.

6. Comment: In the capitalization table on page 20, explain the share adjustment column with a footnote.

         Response: Requested information has been added as footnote to the table.

7.       Comment: Add Tandy disclosures.

         Response:  The requested language is set forth below.


         The Fund acknowledges that:

          1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

          2) staff comments or changes to disclose in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

          3) the Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                                 Very truly yours,

                                                 /s/ Arie Heijkoop, Jr.
                                                 Arie Heijkoop, Jr.

Enclosures

cc:      Kevin J. Carr, Esq.
         Robert N. Hickey, Esq.



                                      Shareholder Fees (fees paid directly from your investment)
                                      ----------------------------------------------------------

----------------------------- --------------------- --------------------- ----------------------
                                                                            Strategic Growth
                                 Capital Growth       Strategic Growth         (Pro Forma)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
                                    Class A               Class A                Class A
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Sales Charge (Load)          5.75%                 5.75%                  5.75%
Imposed on a Purchase (as a
percentage of offering
price)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Deferred Sales              None(1)               None(1)                None(1)
Charge (Load) (as a
percentage of the lesser of
the value redeemed or the
amount invested)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Sales Charge (Load)           None                  None                  None
Imposed on Reinvested
Dividends
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Redemption Fee                        None                  None                  None
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Exchange Fee                          None                  None                  None
----------------------------- --------------------- --------------------- ----------------------

         (1) A contingent deferred sales charge of 1% may apply on certain redemptions made within one year following purchases on which a finder's fee has been paid. The one-year period begins on the last day of the month preceding the month in which the purchase was made.

                    Fees and Expenses (expenses that you pay each year
                     as a percentage of the value of your investment)
                     ------------------------------------------------


-------------------------------- -------------------- -------------------- --------------------
                                                                            Strategic Growth
                                   Capital Growth      Strategic Growth        (Pro Forma)
-------------------------------- -------------------- -------------------- --------------------
-------------------------------- -------------------- -------------------- --------------------
                                       Class A              Class A              Class A
-------------------------------- -------------------- -------------------- --------------------
-------------------------------- -------------------- -------------------- --------------------
Management Fees                         0.70%                0.70%                0.70%
-------------------------------- -------------------- -------------------- --------------------
-------------------------------- -------------------- -------------------- --------------------
Distribution and Shareholder            0.25%                0.25%                0.25%
Servicing (12b-1) Fees(4)
-------------------------------- -------------------- -------------------- --------------------
-------------------------------- -------------------- -------------------- --------------------
Other Expenses                          0.53%                0.56%                0.53%
-------------------------------- -------------------- -------------------- --------------------
-------------------------------- -------------------- -------------------- --------------------
Total Annual Fund Operating             1.48%                1.51%                1.48%
Expenses
-------------------------------- -------------------- -------------------- --------------------


                       Shareholder Fees (fees paid directly from your investment)
                       ----------------------------------------------------------

----------------------------- --------------------- --------------------- ----------------------
                                                                            Strategic Growth
                                 Capital Growth       Strategic Growth         (Pro Forma)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
                                    Class B               Class B                Class B
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Sales Charge (Load)           None                  None                  None
Imposed on a Purchase (as a
percentage of offering
price)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Deferred Sales              5.00%(2)              5.00%(2)              5.00%(2)
Charge (Load) (as a
percentage of the lesser of
the value redeemed or the
amount invested)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Sales Charge (Load)           None                  None                  None
Imposed on Reinvested
Dividends
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Redemption Fee                        None                  None                  None
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Exchange Fee                          None                  None                  None
----------------------------- --------------------- --------------------- ----------------------


(2) The maximum deferred sales charge is imposed on Class B Shares redeemed during the first year; thereafter, it decreases 1% annually to 2% during the fourth and fifth years and to 0% after the fifth year. For purposes of calculating the time period held, Class B Shares are considered purchased on the last day of the previous month.



                      Fees and Expenses (expenses that you pay each year
                       as a percentage of the value of your investment)
                       ------------------------------------------------

--------------------------------- ------------------- ------------------- ---------------------
                                                                            Strategic Growth
                                    Capital Growth     Strategic Growth       (Pro Forma)
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
                                       Class B             Class B              Class B
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Management Fees                         0.70%               0.70%                0.70%
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Distribution and Shareholder            1.00%               1.00%                1.00%
Servicing (12b-1) Fees(4)
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Other Expenses                          0.53%               0.56%                0.53%
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Total Annual Fund Operating             2.23%               2.26%                2.23%
Expenses
--------------------------------- ------------------- ------------------- ---------------------


                        Shareholder Fees (fees paid directly from your investment)
                        ----------------------------------------------------------

----------------------------- --------------------- --------------------- ----------------------
                                                                            Strategic Growth
                                 Capital Growth       Strategic Growth         (Pro Forma)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
                                    Class C               Class C                Class C
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Sales Charge (Load)           None                  None                  None
Imposed on a Purchase (as a
percentage of offering
price)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Deferred Sales              1.00%(3)              1.00%(3)              1.00%(3)
Charge (Load) (as a
percentage of the lesser of
the value redeemed or the
amount invested)
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Maximum Sales Charge (Load)           None                  None                  None
Imposed on Reinvested
Dividends
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Redemption Fee                        None                  None                  None
----------------------------- --------------------- --------------------- ----------------------
----------------------------- --------------------- --------------------- ----------------------
Exchange Fee                          None                  None                  None
----------------------------- --------------------- --------------------- ----------------------

(3) The deferred sales charge is imposed on Class C Shares redeemed during the first year only. For purposes of calculating the time period held, Class C Shares are considered purchased on the trade date.


               Fees and Expenses (expenses that you pay each year
                as a percentage of the value of your investment)
               ------------------------------------------------


--------------------------------- ------------------- ------------------- ---------------------
                                                                            Strategic Growth
                                    Capital Growth     Strategic Growth       (Pro Forma)
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
                                       Class C             Class C              Class C
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Management Fees                         0.70%               0.70%                0.70%
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Distribution and Shareholder            1.00%               1.00%                1.00%
Servicing (12b-1) Fees(4)
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Other Expenses                          0.53%               0.56%                0.53%
--------------------------------- ------------------- ------------------- ---------------------
--------------------------------- ------------------- ------------------- ---------------------
Total Annual Fund Operating             2.23%               2.26%                2.23%
Expenses
--------------------------------- ------------------- ------------------- ---------------------

(4)  Distribution   and   Shareholder   Servicing   (12b-1)  Fees  represent  an
     asset-based sales charge that, for a long-term shareholder, over time may be higher than the maximum front-end sales charge permitted by the FINRA.



         The tables below show examples that are intended to help you compare the cost of investing in the Funds and Strategic Growth Pro Forma, assuming the Reorganization takes place. The examples assume that you invest $10,000 in the Funds for the one-, three-, five- and ten-year periods as indicated. They show your costs if you sold your shares at the end of the period or continued to hold them. The examples also assume that your investment has a 5% return each year and that each Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



Examples of Fund Expenses

  ---------------------------------- ---------------------------------------------------------------------------------
                                                                         Class A
                                          One Year           Three Years          Five Years           Ten Years
  Capital Growth                            $717               $1,015               $1,335              $2,238

  Strategic Growth                          $720               $1,025               $1,351              $2,273
  Strategic Growth (Pro Forma)              $717               $1,016               $1,336              $2,242


  ---------------------------------- ------------------- -------------------- ------------------- --------------------


  ---------------------------------- ---------------------------------------------------------------------------------
                                                                         Class B
                                          One Year           Three Years          Five Years           Ten Years
  Capital Growth                            $626                $897                $1,195              $2,375
  Strategic Growth                          $629                $906                $1,210              $2,406

  Strategic Growth (Pro Forma)              $626                $897                $1,195              $2,376


  ---------------------------------- ------------------- -------------------- ------------------- --------------------


Federal Income Tax Consequences

         The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368 of the Code. As a condition to the closing of the Reorganization, Capital Growth and Strategic Growth will receive an opinion from the law firm of McDermott Will & Emery LLP to the effect that, based upon certain facts, assumptions, and representations, the Reorganization contemplated by the Plan will, for federal income tax purposes, qualify as a tax-free reorganization described in section 368(a) of the Code, and that Capital Growth and Strategic Growth each will be a "party to a reorganization," within the meaning of section 368(b) of the Code.

As a result:

1. No gain or loss will be recognized by Strategic Growth upon the receipt of the assets of Capital Growth solely in exchange for the shares of Strategic Growth and the assumption by Strategic Growth of the liabilities of Capital Growth;

2. No gain or loss will be recognized by Capital Growth on the transfer of its assets to Strategic Growth in exchange for Strategic Growth's shares and the assumption by Strategic Growth of the liabilities of Capital Growth or upon the distribution of Strategic Growth's shares to Capital Growth's shareholders in exchange for their shares of Capital Growth;

3. No gain or loss will be recognized by Capital Growth's shareholders upon the exchange of their shares of Capital Growth for shares of Strategic Growth in liquidation of Capital Growth;

4. The aggregate tax basis of the shares of Strategic Growth received by each shareholder of Capital Growth pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of Capital Growth held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Strategic Growth received by each shareholder of Capital Growth will include the period during which the shares of Capital Growth exchanged therefor were held by such shareholder (provided that the shares of Capital Growth are held as capital assets on the date of the Reorganization); and

5. The tax basis of the assets of Capital Growth acquired by Strategic Growth will be the same as the tax basis of such assets to Capital Growth immediately prior to the Reorganization, and the holding period of such assets in the hands of Strategic Growth will include the period during which the assets were held by Capital Growth.

         Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, Capital Growth would recognize gain or loss on the transfer of its assets to Strategic Growth and each shareholder of Capital Growth would recognize a taxable gain or loss equal to the difference between its tax basis in its Capital Growth shares and the fair market value of the shares of Strategic Growth it received.


         Strategic Growth's utilization after the Reorganization of any pre-Reorganization capital loss carryovers realized by Capital Growth to offset income or gain realized by Strategic Growth could be subject to limitation. Shareholders of Capital Growth should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.



Pro-forma Capitalization

         The following table sets forth the capitalization of the Funds as of September 30, 2009, and the capitalization of Strategic Growth on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately
1.64 Class A shares, 1.66 Class B shares and 1.81 Class C shares of Strategic Growth for each Class A, Class B and Class C share, respectively, of Capital Growth.


                                        Capitalization of Capital Growth, Strategic Growth and
                                                     Strategic Growth (Pro Forma)
-------------------------- ------------------ ------------------ ----------------- ------------------------
                                                                                      Strategic Growth
                            Capital Growth    Strategic Growth                        Pro-forma (After
                                                                   Adjustments         Reorganization)
-------------------------- ------------------ ------------------ ----------------- ------------------------
Net Assets
     (in 000's)
Class A                        $253,268           $140,802            ---                   $394,070
Class B                          $4,316             $4,255            ---                     $8,571
Class C                          $1,803             $5,597            ---                     $7,400
Class I                           -----             $4,022            ---                     $4,022
                            -----------             ------                                     ------
Total Net Assets               $259,387           $154,676                                  $414,063
-------------------------- ------------------ ------------------ ----------------- ------------------------
Net Asset Value Per Share
Class A                         $12.52              $7.66             ---                  $7.66
Class B                         $11.23              $6.76             ---                  $6.76
Class C                         $12.26              $6.77             ---                  $6.77
Class I                          -----              $7.72             ---                  $7.72
-------------------------- ------------------ ------------------ ----------------- ------------------------
Shares Outstanding
(in 000's)
Class A                         20,224             18,393             12,840               51,457
Class B                           384                630               254                  1,268
Class C                           147                827               119                  1,093
Class I                          -----               521               ---                   521
-------------------------- ------------------ ------------------ ----------------- ------------------------

Total Shares Outstanding        20,755             20,371           13,213(a)              54,339


-------------------------- ------------------ ------------------ ----------------- ------------------------

       (a) Reflects change in shares outstanding due to an increase of Class A, Class B and Class C shares of Strategic Growth in exchange for Class A,
     Class B and Class C shares, respectively, of Capital Growth based on the net asset value of Strategic Growth's Class A, Class B and Class C shares, respectively, at September 30, 2009.

